Exhibit 99.2

Nyxoah Announces Issuance of First Tranche of Convertible Bonds

Mont-Saint-Guibert, Belgium – December 19, 2025, 10:05pm CET / 4:05pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA) through neuromodulation, today announced the issuance of the first tranche of the convertible bond financing entered into with an entity managed by Heights Capital Management (“HCM”) of up to €45 million, as previously announced by the Company on November 13, 2025.

Closing of the first tranche of the convertible bonds’ issuance

On December 18, 2025, the Company issued the first tranche of convertible bonds for a nominal amount of €22.5 million under the subscription agreement entered into with HCM on November 13, 2025, as amended and restated on December 16, 2025. The first tranche consisted of the issuance of 225 convertible bonds (the “First Tranche Bonds”) with a nominal amount of €100,000 each, which were fully subscribed to and paid-up by HCM. Pursuant to the subscription agreement, the Company has paid a subscription fee to HCM equal to 8.0 per cent of the principal amount of the First Tranche Bonds (i.e., €1.8 million), which has been satisfied by set-off against the respective portion of the subscription price of the First Tranche Bonds due by HCM.

The First Tranche Bonds carry an interest rate of 6.5 per cent per annum and have a three-year maturity from issuance with quarterly amortization payments (each a “Scheduled Amortisation Payment Date”) of principal (equal to an amount of €8.500 per First Tranche Bond, except for the final amortization payment which will be equal to €6.500 per First Tranche Bond, each an “Amortised Payment Amount”) and interest. The first Scheduled Amortisation Payment Date will be on February 18, 2026.

In addition to the scheduled amortisation payments, HCM (or any future holders of the majority of the First Tranche Bonds) may, at any time between two Scheduled Amortisation Payment Dates (a “Regular Amortisation Period”), exercise its right to bring forward the payment of up to two Amortised Payment Amounts to a date specified in a notice sent to the Company which shall not be earlier than three business days following the date on which the relevant notice is given. Additionally, HCM (or any future holders of the majority of the First Tranche Bonds) will also have the right to defer the payment of any upcoming Amortised Payment Amount to any subsequent Scheduled Amortisation Payment Date specified in the notice sent to the Company.

HCM may elect to convert the outstanding principal amount under the First Tranche Bonds or any Amortized Payment Amount at any time during the term of the bonds. The initial conversion price for the First Tranche Bonds, which can be modified on a downward basis, shall be equal to €5.00, which represents 125 per cent of the placement price of the shares that have been issued pursuant to the previously announced private placement and registered direct offering (the “Capital Increases”).

Each payment of the Amortised Payment Amounts shall in principle be done in cash at an amount equal to 103 per cent of the principal amount of such Amortised Payment Amount. However, the Company may elect to satisfy its obligation to repay the relevant Amortised Payment Amount by issuing new ordinary shares in the Company to HCM (the “Share Settlement Option”). In case the Company exercises its Share Settlement Option, the issue price for the newly to be issued ordinary shares will be the lower of (a) the conversion price in effect at the time, and (b) 90% of the lower of (i) the VWAP of an ordinary share on the relevant Scheduled Amortisation Payment Date, and (ii) the lowest of the VWAPs of an ordinary share on each of the five consecutive dealing days ending on (and including) such Scheduled Amortisation Payment Date.

More information on the First Tranche Bonds is available in the special report of the board of directors of the Company drawn up in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Code on companies and associations located at https://investors.nyxoah.com/financials.

Second tranche convertible bonds

Pursuant to the subscription agreement, the Company has the option to issue a second tranche of convertible bonds (the “Second Tranche Bonds”) to HCM for an aggregate principal amount of up to €22.5 million if so requested by the Company in the period between July 18, 2026 and August 18, 2026.

The Company and HCM can agree in writing to a lesser aggregate principal amount than €22.5 million for the Second Tranche Bonds issuance.

The obligation for HCM to subscribe to the Second Tranche Bonds on the closing date for the Second Tranche Bonds (the “Second Tranche Closing Date”) shall be subject to certain customary conditions precedent being satisfied (or waived by HCM) prior to or on the Second Tranche Closing Date. More specifically, it is, among others, required that:

•	the arithmetic mean (rounded to the nearest whole multiple of U.S.$1.00 (with U.S.$0.50 being rounded upwards)) of the daily traded values of the ordinary shares of the Company on each dealing day comprised in the period of sixty qualifying stock exchange days ending on the qualifying stock exchange date immediately preceding the date of the Company’s request to issue the Second Tranche Bonds is greater than U.S.$1 million (or its equivalent in any other currency); and

•	the Company has a last market capitalisation immediately preceding the Second Tranche Closing Date, and an average market capitalisation on each of the 30 consecutive dealing days ending on (and including) the dealing day immediately preceding the Second Tranche Closing Date that are each greater than €240,000,000.

As of December 16, 2025, the conditions precedent relating to the daily traded values, the last market capitalisation and the average market capitalisation were not met. More precisely, as of December 16, 2025, the arithmetic mean of the daily traded values amounted to U.S.$ 772,176, the last market capitalisation amounted to €177,053,883 and the 30-day average market capitalisation amounted to €175,959,735.

The Second Tranche Bonds shall, to the extent applicable, be issued on substantially the same terms as the First Tranche Bonds. The initial conversion price of the Second Tranche Bonds shall be equal to the lowest of the five VWAPs of the ordinary shares of the Company on Euronext Brussels on each of the five dealing days ending on the Second Tranche Closing Date.

Cash runway

The issuance of the First Tranche Bonds and closing of the Capital Increases, together with the second tranche under the Company’s existing credit facility with the European Investment Bank (for which the possibility to draw depends on a revenue milestone that the Company expects to meet in the first half of 2026), will extend the Company’s cash runway into the third quarter of 2026. If, in addition to the foregoing, the Second Tranche Bonds are issued, the Company’s cash runway will be extended by two (2) quarters, into the first quarter of 2027.

The net proceeds from the First Tranche Bonds together with the net proceeds of the Capital Increases will be used (i) to support commercialization activities in the United States and advance the commercialization of the Genio system in the Company’s initial target markets outside the United States; (ii) to continue gathering clinical data and to support physician-initiated clinical research projects related to OSA patient treatments; (iii) to further finance research and development activities related to Genio system upgrades, re-designing the Company’s products for manufacturability and cost reduction initiatives; (iv) to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (v) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

IMPORTANT INFORMATION

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION WHERE TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF ANY OFFER TO SELL OR PURCHASE, ANY SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER, SUBSCRIPTION, SALE AND PURCHASE OF SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the convertible bond financing; the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the satisfaction of the closing conditions required for the Second Tranche Bonds and the corresponding closing, the use of net proceeds from the First Tranche Bonds, the expected sufficiency of the Company’s cash resources and runway, which may not be accurate resulting in the need for additional financing sooner than anticipated, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com